UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

DayStar Technologies, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
23962Q100
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	23962Q100

1	NAMES OF REPORTING PERSONS BioMed Realty Trust, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		779,221 shares (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

779,221 shares (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

779,221 shares (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.3%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) Shares are held by BioMed Realty, L.P. BioMed Realty Trust, Inc. is the sole general partner of BioMed Realty, L.P. Excludes 242,449 shares issuable upon exercise of a warrant, which is held in escrow by DayStar and may be delivered to BioMed only if and when the shares receivable upon exercise of the warrant, when added to other shares owned by BioMed, would be less than 10.0% of the outstanding stock of DayStar Technologies, Inc.
(2) Based on (a) 5,129,659 shares of common stock of DayStar Technologies, Inc. outstanding as of November 19, 2010, as reported in DayStar’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on November 23, 2010, (b) 1,386,438 shares of DayStar common stock subsequently issued upon exercise of certain convertible securities as reported in DayStar’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 27, 2011 and (c) 1,873,458 shares of DayStar common stock subsequently issued in connection with the settlement of certain claims as reported in DayStar’s Current Reports on Form 8-K filed with the Securities and Exchange Commission on February 3, 2011, January 27, 2011, January 4, 2011 and December 30, 2010, including the 779,221 shares of DayStar common stock issued to BioMed Realty, L.P. as reported herein.

CUSIP No.	23962Q100

1	NAMES OF REPORTING PERSONS BioMed Realty, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		779,221 shares (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

779,221 shares (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

779,221 shares (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.3%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Shares are held by BioMed Realty, L.P. BioMed Realty Trust, Inc. is the sole general partner of BioMed Realty, L.P. Excludes 242,449 shares issuable upon exercise of a warrant, which is held in escrow by DayStar and may be delivered to BioMed only if and when the shares receivable upon exercise of the warrant, when added to other shares owned by BioMed, would be less than 10.0% of the outstanding stock of DayStar Technologies, Inc.
(2) Based on (a) 5,129,659 shares of common stock of DayStar Technologies, Inc. outstanding as of November 19, 2010, as reported in DayStar’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on November 23, 2010, (b) 1,386,438 shares of DayStar common stock subsequently issued upon exercise of certain convertible securities as reported in DayStar’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 27, 2011 and (c) 1,873,458 shares of DayStar common stock subsequently issued in connection with the settlement of certain claims as reported in DayStar’s Current Reports on Form 8-K filed with the Securities and Exchange Commission on February 3, 2011, January 27, 2011, January 4, 2011 and December 30, 2010, including the 779,221 shares of DayStar common stock issued to BioMed Realty, L.P. as reported herein.

Item 1(a).	Name of Issuer:
DayStar Technologies, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
1010 South Milpitas Boulevard, Milpitas, California 95035.

Item 2(a).	Name of Person Filing:
This Statement on Schedule 13G is being filed by BioMed Realty Trust, Inc. and BioMed Realty, L.P. BioMed Realty Trust, Inc. is the sole general partner of BioMed Realty, L.P., its operating partnership subsidiary, and conducts substantially all of its business in or through BioMed Realty, L.P.

Item 2(b).	Address of Principal Business Office or, if None, Residence:
17190 Bernardo Center Drive, San Diego, California 92128.

Item 2(c).	Citizenship:
BioMed Realty Trust, Inc. is a Maryland corporation. BioMed Realty, L.P. is a Maryland limited partnership.

Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.01 per share.

Item 2(e).	CUSIP Number:
23962Q100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4.	Ownership:
The information contained in Items 5 through 11 on the cover pages hereto (including the related footnotes) is incorporated herein by reference.
(a)	Amount beneficially owned: 779,221 shares

(b)	Percent of class: 9.3%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0 shares

(ii)	Shared power to vote or to direct the vote: 779,221 shares

(iii)	Sole power to dispose or to direct the disposition of: 0 shares

(iv)	Shared power to dispose or to direct the disposition of: 779,221 shares

Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
Not applicable

Item 9.	Notice of Dissolution of Group:
Not applicable

Item 10.	Certifications:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 28, 2011

BIOMED REALTY TRUST, INC.
By:	/s/ Greg N. Lubushkin
Name:	Greg N. Lubushkin
Title:	Chief Financial Officer

BIOMED REALTY, L.P.

By:	BIOMED REALTY TRUST, INC., its general partner

By:	/s/ Greg N. Lubushkin
Name:	Greg N. Lubushkin
Title:	Chief Financial Officer

EXHIBIT INDEX
Exhibit 1: Joint Filing Agreement.

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